ANGLO AMERICAN

SEC MAIL PROCESSING
RECEIVED
APR 18 2002
WASH. D.C. 152 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

02028576

8 April, 2002

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Announcement dated 3 April 2002 advising of the applications for 2,161 ordinary shares.
- Notifications of interests of directors and connected persons dated 3 April 2002.
- Press Release dated 8 April 2002 announcing Anglo American plc – Convertible Bond Issue.

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

dlw 4/23

Enc - 5 copies
K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,161 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. These shares will rank *pari passu* with the existing issued ordinary shares. It is expected that dealings in the new shares will commence on 5 April 2002.

These shares are being issued to the Company's Non-Executive Directors in part as consideration of their services to the Company during the period 1 January to 31 March 2001.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

3 April 2002

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,161 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. These shares will rank *pari passu* with the existing issued ordinary shares. It is expected that dealings in the new shares will commence on 5 April 2002.

These shares are being issued to the Company's Non-Executive Directors in part as consideration of their services to the Company during the period 1 January to 31 March 2001.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

3 April 2002

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,161 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. These shares will rank *pari passu* with the existing issued ordinary shares. It is expected that dealings in the new shares will commence on 5 April 2002.

These shares are being issued to the Company's Non-Executive Directors in part as consideration of their services to the Company during the period 1 January to 31 March 2001.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

3 April 2002

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,161 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. These shares will rank *pari passu* with the existing issued ordinary shares. It is expected that dealings in the new shares will commence on 5 April 2002.

These shares are being issued to the Company's Non-Executive Directors in part as consideration of their services to the Company during the period 1 January to 31 March 2001.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

3 April 2002

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,161 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. These shares will rank *pari passu* with the existing issued ordinary shares. It is expected that dealings in the new shares will commence on 5 April 2002.

These shares are being issued to the Company's Non-Executive Directors in part as consideration of their services to the Company during the period 1 January to 31 March 2001.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

3 April 2002

ANGLO AMERICAN

News Release

EMBARGOED UNTIL 0700 8 APRIL 2002

8 April 2002

Anglo American plc – Convertible Bond Issue

This press release is not an offer for sale of the Bonds of Anglo American plc in the United States. The Bonds are not being registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to US persons except pursuant to an applicable exemption from such registration. Any offering of the securities will be made only by means of a prospectus containing detailed information regarding Anglo American plc and its management, including financial statements. Such prospectus will be made available through Anglo American plc.

In connection with the issue of the Bonds, Schroder Salomon Smith Barney or any of its agents may over-allot or effect transactions with a view to supporting the market price of the Bonds and the Shares at a level higher than that which might otherwise prevail for a limited period after 17 April 2002. However, there may be no obligation on Schroder Salomon Smith Barney or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Offering of US$1 billion 3 3/8 per cent Convertible Bonds due 2007

Anglo American plc ("Anglo American") announces that it has launched an issue (the "Issue") of US$1 billion 3 3/8 per cent Convertible Bonds due 17 April 2007 (the "Bonds") convertible into ordinary shares of Anglo American (the "Shares").

The Bonds will be issued at par and will bear a coupon of 3 3/8 per cent. per annum payable semi-annually. The conversion price will be £16.13 (US$23.12 assuming an exchange rate of US$1.433: £1), representing a premium of 35 per cent. over the closing price of the Shares in London on Friday 5 April 2002. If not converted or previously redeemed the Bonds will be redeemed at par on 17 April 2007. The net proceeds of the Issue will be used by Anglo American to pay down debt and for general corporate purposes.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Cazenove is Financial Adviser to Anglo American and Authorised Adviser in relation to the Issue. Schroder Salomon Smith Barney is Lead Manager and sole Book-runner to the Issue.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for trading on its market for listed securities.

Enquiries:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor / Media Relations
Anne Dunn
Tel: +27 11 638 4730

Cazenove
Financial Adviser to Anglo American plc
Duncan Hunter
Tel: 020 7588 2828

Schroder Salomon Smith Barney
Lead Manager and sole Bookrunner
Susan Lewis
Tel: 020 7986 1145

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

EMBARGOED UNTIL 0700 8 APRIL 2002

8 April 2002

Anglo American plc – Convertible Bond Issue

This press release is not an offer for sale of the Bonds of Anglo American plc in the United States. The Bonds are not being registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to US persons except pursuant to an applicable exemption from such registration. Any offering of the securities will be made only by means of a prospectus containing detailed information regarding Anglo American plc and its management, including financial statements. Such prospectus will be made available through Anglo American plc.

In connection with the issue of the Bonds, Schroder Salomon Smith Barney or any of its agents may over-allot or effect transactions with a view to supporting the market price of the Bonds and the Shares at a level higher than that which might otherwise prevail for a limited period after 17 April 2002. However, there may be no obligation on Schroder Salomon Smith Barney or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Offering of US$1 billion 3 3/8 per cent Convertible Bonds due 2007

Anglo American plc ("Anglo American") announces that it has launched an issue (the "Issue") of US$1 billion 3 3/8 per cent Convertible Bonds due 17 April 2007 (the "Bonds") convertible into ordinary shares of Anglo American (the "Shares").

The Bonds will be issued at par and will bear a coupon of 3 3/8 per cent. per annum payable semi-annually. The conversion price will be £16.13 (US$23.12 assuming an exchange rate of US$1.433: £1), representing a premium of 35 per cent. over the closing price of the Shares in London on Friday 5 April 2002. If not converted or previously redeemed the Bonds will be redeemed at par on 17 April 2007. The net proceeds of the Issue will be used by Anglo American to pay down debt and for general corporate purposes.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Cazenove is Financial Adviser to Anglo American and Authorised Adviser in relation to the Issue. Schroder Salomon Smith Barney is Lead Manager and sole Book-runner to the Issue.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for trading on its market for listed securities.

Enquiries:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor / Media Relations
Anne Dunn
Tel: +27 11 638 4730

Cazenove
Financial Adviser to Anglo American plc
Duncan Hunter
Tel: 020 7588 2828

Schroder Salomon Smith Barney
Lead Manager and sole Bookrunner
Susan Lewis
Tel: 020 7986 1145

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

EMBARGOED UNTIL 0700 8 APRIL 2002

8 April 2002

Anglo American plc – Convertible Bond Issue

This press release is not an offer for sale of the Bonds of Anglo American plc in the United States. The Bonds are not being registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to US persons except pursuant to an applicable exemption from such registration. Any offering of the securities will be made only by means of a prospectus containing detailed information regarding Anglo American plc and its management, including financial statements. Such prospectus will be made available through Anglo American plc.

In connection with the issue of the Bonds, Schroder Salomon Smith Barney or any of its agents may over-allot or effect transactions with a view to supporting the market price of the Bonds and the Shares at a level higher than that which might otherwise prevail for a limited period after 17 April 2002. However, there may be no obligation on Schroder Salomon Smith Barney or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Offering of US$1 billion 3 3/8 per cent Convertible Bonds due 2007
Anglo American plc ("Anglo American") announces that it has launched an issue (the "Issue") of US$1 billion 3 3/8 per cent Convertible Bonds due 17 April 2007 (the "Bonds") convertible into ordinary shares of Anglo American (the "Shares").

The Bonds will be issued at par and will bear a coupon of 3 3/8 per cent. per annum payable semi-annually. The conversion price will be £16.13 (US$23.12 assuming an exchange rate of US$1.433: £1), representing a premium of 35 per cent. over the closing price of the Shares in London on Friday 5 April 2002. If not converted or previously redeemed the Bonds will be redeemed at par on 17 April 2007. The net proceeds of the Issue will be used by Anglo American to pay down debt and for general corporate purposes.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Cazenove is Financial Adviser to Anglo American and Authorised Adviser in relation to the Issue. Schroder Salomon Smith Barney is Lead Manager and sole Book-runner to the Issue.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for trading on its market for listed securities.

Enquiries:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor / Media Relations
Anne Dunn
Tel: +27 11 638 4730

Cazenove
Financial Adviser to Anglo American plc
Duncan Hunter
Tel: 020 7588 2828

Schroder Salomon Smith Barney
Lead Manager and sole Bookrunner
Susan Lewis
Tel: 020 7986 1145

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

EMBARGOED UNTIL 0700 8 APRIL 2002

8 April 2002

Anglo American plc – Convertible Bond Issue

This press release is not an offer for sale of the Bonds of Anglo American plc in the United States. The Bonds are not being registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to US persons except pursuant to an applicable exemption from such registration. Any offering of the securities will be made only by means of a prospectus containing detailed information regarding Anglo American plc and its management, including financial statements. Such prospectus will be made available through Anglo American plc.

In connection with the issue of the Bonds, Schroder Salomon Smith Barney or any of its agents may over-allot or effect transactions with a view to supporting the market price of the Bonds and the Shares at a level higher than that which might otherwise prevail for a limited period after 17 April 2002. However, there may be no obligation on Schroder Salomon Smith Barney or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Offering of US$1 billion 3 3/8 per cent Convertible Bonds due 2007
Anglo American plc ("Anglo American") announces that it has launched an issue (the "Issue") of US$1 billion 3 3/8 per cent Convertible Bonds due 17 April 2007 (the "Bonds") convertible into ordinary shares of Anglo American (the "Shares").

The Bonds will be issued at par and will bear a coupon of 3 3/8 per cent. per annum payable semi-annually. The conversion price will be £16.13 (US$23.12 assuming an exchange rate of US$1.433: £1), representing a premium of 35 per cent. over the closing price of the Shares in London on Friday 5 April 2002. If not converted or previously redeemed the Bonds will be redeemed at par on 17 April 2007. The net proceeds of the Issue will be used by Anglo American to pay down debt and for general corporate purposes.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Cazenove is Financial Adviser to Anglo American and Authorised Adviser in relation to the Issue. Schroder Salomon Smith Barney is Lead Manager and sole Book-runner to the Issue.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for trading on its market for listed securities.

Enquiries:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor / Media Relations
Anne Dunn
Tel: +27 11 638 4730

Cazenove
Financial Adviser to Anglo American plc
Duncan Hunter
Tel: 020 7588 2828

Schroder Salomon Smith Barney
Lead Manager and sole Bookrunner
Susan Lewis
Tel: 020 7986 1145

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

EMBARGOED UNTIL 0700 8 APRIL 2002

8 April 2002

Anglo American plc – Convertible Bond Issue

This press release is not an offer for sale of the Bonds of Anglo American plc in the United States. The Bonds are not being registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to US persons except pursuant to an applicable exemption from such registration. Any offering of the securities will be made only by means of a prospectus containing detailed information regarding Anglo American plc and its management, including financial statements. Such prospectus will be made available through Anglo American plc.

In connection with the issue of the Bonds, Schroder Salomon Smith Barney or any of its agents may over-allot or effect transactions with a view to supporting the market price of the Bonds and the Shares at a level higher than that which might otherwise prevail for a limited period after 17 April 2002. However, there may be no obligation on Schroder Salomon Smith Barney or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Offering of US$1 billion 3 3/8 per cent Convertible Bonds due 2007

Anglo American plc ("Anglo American") announces that it has launched an issue (the "Issue") of US$1 billion 3 3/8 per cent Convertible Bonds due 17 April 2007 (the "Bonds") convertible into ordinary shares of Anglo American (the "Shares").

The Bonds will be issued at par and will bear a coupon of 3 3/8 per cent. per annum payable semi-annually. The conversion price will be £16.13 (US$23.12 assuming an exchange rate of US$1.433: £1), representing a premium of 35 per cent. over the closing price of the Shares in London on Friday 5 April 2002. If not converted or previously redeemed the Bonds will be redeemed at par on 17 April 2007. The net proceeds of the Issue will be used by Anglo American to pay down debt and for general corporate purposes.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Cazenove is Financial Adviser to Anglo American and Authorised Adviser in relation to the Issue. Schroder Salomon Smith Barney is Lead Manager and sole Book-runner to the Issue.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for trading on its market for listed securities.

Enquiries:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor / Media Relations
Anne Dunn
Tel: +27 11 638 4730

Cazenove
Financial Adviser to Anglo American plc
Duncan Hunter
Tel: 020 7588 2828

Schroder Salomon Smith Barney
Lead Manager and sole Bookrunner
Susan Lewis
Tel: 020 7986 1145

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Zeban Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

456 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 239 ordinary shares

£11.57 - 217 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

9,023

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

747 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 391 ordinary shares

£11.57 - 356 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

2,813

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002...............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,713 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 1,507 ordinary shares

£11.57 - 1,206 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

2,713

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Viscount Davignon

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

802 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 420 ordinary shares

£11.57 - 382 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

1,809

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Viscount Davignon

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

802 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 420 ordinary shares

£11.57 - 382 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

1,809

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,713 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 1,507 ordinary shares

£11.57 - 1,206 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

2,713

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002...............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

747 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 391 ordinary shares

£11.57 - 356 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

2,813

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002...............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Zeban Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

456 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 239 ordinary shares

£11.57 - 217 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

9,023

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002...............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Viscount Davignon

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

802 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 420 ordinary shares

£11.57 - 382 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

1,809

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,713 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 1,507 ordinary shares

£11.57 - 1,206 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

2,713

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

747 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 391 ordinary shares

£11.57 - 356 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

2,813

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Zeban Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

456 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 239 ordinary shares

£11.57 - 217 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

9,023

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002...............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Viscount Davignon

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

802 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 420 ordinary shares

£11.57 - 382 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

1,809

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SEC MAIL PROCESSING
RECEIVED
APR 18 2002
WASH. D.C. 152 SECTION

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,713 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 1,507 ordinary shares

£11.57 - 1,206 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

2,713

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

747 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 391 ordinary shares

£11.57 - 356 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

2,813

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Zeban Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

456 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 239 ordinary shares

£11.57 - 217 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

9,023

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SEC MAIL PROCESSING
RECEIVED
APR 18 2002
WASH. D.C. 152 SECTION

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Viscount Davignon

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

802 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 420 ordinary shares

£11.57 - 382 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

1,809

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002...............................

SEC MAIL PROCESSING
RECEIVED
APR 18 2002
WASH. D.C. 152 SECTION

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,713 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 1,507 ordinary shares

£11.57 - 1,206 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

2,713

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

747 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 391 ordinary shares

£11.57 - 356 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

2,813

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Zeban Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

456 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£10.55 - 239 ordinary shares

£11.57 - 217 ordinary shares

13) Date of transaction

3 January and 3 April 2002

14) Date company informed

4 January and 3 April 2002

15) Total holding following this notification

9,023

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 April 2002..............................